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Milan

Re:                             Sunstone Hotel Investors, Inc.

Form 10-K

Filed March 25, 2013

File No. 001-32319

Dear Mr. Wiggins,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  For your convenience, the Staff’s comment is set forth below in italics, followed by the Company’s response.

Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 37

1.              Please include a statement as to why management believes the presentation of Adjusted EBITDA provides useful information to investors regarding your financial position or results of operations in accordance with Item 10(e)(1)(i)(C). In that regard, we note your disclosure on pages 37 — 38 regarding the usefulness of EBITDA and Adjusted EBITDA, but you [sic] disclosure appears to address only EBITDA. Please revise to describe specifically why the further adjustments made to EBITDA result in a measure that is also useful to investors. This comment is applicable to Adjusted FFO as well. Please provide us with your proposed revisions.

Response

We will include the following statements which specifically describe why the further adjustments made to EBITDA and FFO result in measures that are useful to investors in our future filings commencing with the Form 10-Q for the quarter ended March 31, 2013 in accordance with Item 10(e)(1)(i)(C) of Regulation S-K:

“Non-GAAP Financial Measures. We use the following “non-GAAP financial measures” that we believe are useful to investors as key supplemental measures of our operating performance: EBITDA, Adjusted EBITDA, FFO and Adjusted FFO. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. EBITDA, Adjusted EBITDA, FFO and Adjusted FFO, as calculated by us, may not be comparable to other companies that do not define such terms exactly as the Company. These non-GAAP measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

EBITDA is a commonly used measure of performance in many industries. We believe EBITDA is useful to investors in evaluating our operating performance because this measure helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization) from our operating results. We also believe the use of EBITDA facilitates comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital-intensive companies. In addition, certain covenants included in our indebtedness use EBITDA as a measure of financial compliance. We also use EBITDA as a measure in determining the value of hotel acquisitions and dispositions.

Historically, we have adjusted EBITDA when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful information to investors regarding our operating performance and that the presentation of Adjusted EBITDA, when combined with the primary GAAP presentation of net income, is beneficial to an investor’s complete understanding of our operating performance. We adjust EBITDA for the following items, which may occur in any period, and refer to this measure as Adjusted EBITDA:

•                  Amortization of deferred stock compensation: we exclude the non-cash expense incurred with the amortization of deferred stock compensation as this expense does not reflect the underlying performance of our hotels.

•                  Amortization of favorable and unfavorable contracts: we exclude the non-cash amortization of the favorable management contract asset and the unfavorable tenant lease liability recorded in conjunction with our acquisition of the Hilton Garden Inn Downtown/Magnificent Mile. The amortization of favorable and unfavorable contracts does not reflect the underlying performance of our hotels.

•                  Ground rent adjustments: we exclude the non-cash expense incurred from straightlining our ground lease obligations as this expense does not reflect the underlying performance of our hotels. We do however, include an adjustment for the cash ground lease expense recorded on the Hyatt Chicago Magnificent Mile’s building lease. Upon acquisition of this hotel, we determined that the building lease was a capital lease, and, therefore, we include a portion of the capital lease payment each month in interest expense. We include an adjustment for ground lease expense on capital leases in order to more accurately reflect the operating performance of the Hyatt Chicago Magnificent Mile.

•                  Real estate transactions: we exclude the effect of gains and losses on the disposition of depreciable assets because we believe that including them in Adjusted EBITDA is not consistent with reflecting the ongoing performance of our assets. In addition, material gains or losses from the depreciated value of the disposed assets could be less important to investors given that the depreciated asset value often does not reflect its market value.

•                  Gains or losses from extinguishment of debt: we exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of deferred financing costs from the original issuance of the debt being redeemed or retired because, like interest expense, their removal helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure.

•                  Acquisition costs: under GAAP, costs associated with completed acquisitions are expensed in the year incurred. We exclude the effect of these costs because we believe they are not reflective of the ongoing performance of the Company.

•                  Consolidated partnership adjustments: we deduct the non-controlling partner’s pro rata share of any EBITDA adjustments related to our consolidated Hilton San Diego Bayfront partnership.

•                  Cumulative effect of a change in accounting principal: infrequently, the FASB promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principal. We exclude these one-time adjustments because they do not reflect our actual performance for that period.

•                  Impairment losses: we exclude the effect of impairment losses because we believe that including them in Adjusted EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. In addition, we believe that impairment charges, which are based off of historical cost account values, are similar to gains (losses) on dispositions and depreciation expense, both of which are also excluded from EBITDA.

•                  Other adjustments: we exclude other adjustments such as lawsuit settlement costs, prior year property tax assessments, management company transition costs, and departmental closing costs, including severance, because we do not believe these costs reflect the ongoing operations of our hotels.

We believe that the presentation of FFO provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified non-cash items such as real estate depreciation and amortization, amortization of lease intangibles, any real estate impairment loss and any gain or loss on sale of real estate assets, all of which are based on historical cost accounting and may be of lesser significance in evaluating our current performance. We believe the use of FFO facilitates comparisons between us and other lodging REITs.

We also present Adjusted FFO when evaluating our operating performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance, and may facilitate comparisons of operating performance between periods and our peer companies. We adjust FFO for the following items, which may occur in any period, and refer to this measure as Adjusted FFO:

•                  Amortization of favorable and unfavorable contracts: we exclude the non-cash amortization of the favorable management contract asset and the unfavorable tenant lease liability recorded in conjunction with our acquisition of the Hilton Garden Inn Downtown/Magnificent Mile. The amortization of favorable and unfavorable contracts does not reflect the underlying performance of our hotels.

•                  Non-cash ground rent adjustments: we exclude the non-cash expense incurred from straightlining our ground lease obligations as this expense does not reflect the underlying performance of our hotels.

•                  Gains or losses from extinguishment of debt: we exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of deferred financing costs from the original issuance of the debt being redeemed or retired. We also exclude the non-cash gains or losses on our derivatives, as well as the original issuance costs associated with the redemption of preferred stock. We believe that these items are not reflective of our ongoing finance costs.

•                  Acquisition costs: under GAAP, costs associated with completed acquisitions are expensed in the year incurred. We exclude the effect of these costs because we believe they are not reflective of the ongoing performance of the Company.

•                  Impairment losses: we exclude the effect of non-real estate impairment losses because we believe that including them in Adjusted FFO is not consistent with reflecting the ongoing performance of our remaining assets.

•                  Consolidated partnership adjustments: we deduct the non-controlling partner’s pro rata share of any FFO adjustments related to our consolidated Hilton San Diego Bayfront partnership.

•                  Other adjustments: we exclude other adjustments such as lawsuit settlement costs, prior year property tax assessments, management company transition costs, departmental closing costs, including severance, and income tax provisions because we do not believe these costs reflect the ongoing operations of our hotels.”

*                                         *                                         *                                         *                                         *

In connection with this response, the Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc:                                Bryan Giglia, Senior Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.

David Sloan, Senior Vice President & General Counsel, Sunstone Hotel Investors, Inc.